 **GAMCO**
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7733
f 914.921.5384
gmaldonado@gabelli.com

November 3, 2017

Mr. Mark Sustana
Secretary & General Counsel
Lennar Corporation
700 Northwest 107th Avenue
Miami, FL 33172

Re: **Stockholder Proposal**

Dear Mr. Sustana:

I am enclosing on behalf of GAMCO Asset Management Inc. ("GAMCO"), a stockholder proposal and supporting statement. Under Rule 14a-8 of the Securities Exchange Act of 1934, I am requesting that Lennar Corporation ("Lennar" or the "Company") include the proposal in its proxy statement for the 2018 Annual Meeting of Stockholders. GAMCO's proposal urges stockholders to vote to request that the Board of Directors undertake the necessary steps to provide the Company's Class B Common Stockholders with the right to annually convert 1% of the Company's outstanding Class B Common Stock into the Company's Class A Common Stock.

Currently, GAMCO beneficially owns approximately 1,875,331 shares of Lennar's Class B Common Stock. According to our information, this represents 5.99% of the outstanding Class B Common Stock. Attached as Exhibit A are Amendments 5 through 9 to our Schedule 13D, dated June 24, 2015 through November 3, 2017. These schedules substantiate that GAMCO has been the beneficial owner of at least $2,000 in market value or 1% of the voting securities of Lennar since prior to November 2, 2016. These and all other amendments to the Schedule 13D of GAMCO are readily available in the EDGAR database on the web site of the Securities and Exchange Commission, www.sec.gov.

I have enclosed a certification on behalf of GAMCO. It attests that GAMCO has been a beneficial owner of at least $2,000 in market value or 1% of the Class B Common Stock of Lennar from November 2, 2016 to the present. It also certifies that GAMCO intends to continue to hold beneficial ownership of such voting securities through the date on which Lennar holds its 2018 annual meeting.



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7733
f 914.921.5384
gmaldonado@gabelli.com

We appreciate your consideration of this request. If you require any additional information, please do not hesitate to contact me at (914) 921-7733.

Sincerely,

George Maldonado
Director of Proxy Voting Services

Enclosures

STOCKHOLDER PROPOSAL

RESOLVED: *that the stockholders of Lennar Corporation (the "Company" or "Lennar") request the Board of Directors take all necessary steps (other than steps that must be taken by stockholders), including, but not limited to, amending the Company's Certificate of Incorporation and/or Bylaws, to provide the Company's Class B Common Stockholders with the right to annually convert 1% of the Company's outstanding Class B Common Stock into the Company's Class A Common Stock.*

SUPPORTING STATEMENT

GAMCO's clients and related entities own 10.75% of Lennar's outstanding Class B Common Stock.

As of the close of trading on November 2, 2017, the Company's Class B Common Stock (10 votes per share) was trading at an eight dollar discount to the Company's Class A Common Stock (1 vote per share).

Given that the Miller family owns approximately 68% of the Class B Common Stock GAMCO believes the implementation of a limited conversion right will not significantly alter the ownership structure at Lennar; a dynamic of exchangeability that the NYSE has focused on.

WE URGE ALL STOCKHOLDERS TO VOTE "**FOR**" THIS PROPOSAL

AFFIDAVIT OF DAVID GOLDMAN

STATE OF NEW YORK) COUNTY OF WESTCHESTER)	) ss.:

David Goldman, being duly sworn, deposes and says:

1.   I am the General Counsel of GAMCO Asset Management Inc. ("GAMCO"). I am fully familiar with facts set forth herein and am authorized to make this affidavit on behalf of GAMCO. I submit this affidavit in connection with the shareholder proposal submitted herewith by GAMCO for inclusion in the proxy statement of Lennar Corporation ("Lennar") for Lennar's 2018 Annual Meeting of Stockholders.

2.   GAMCO has been beneficial owner of at least 1% or $2,000 in market value of the outstanding voting securities of Lennar throughout the period since November 2, 2016. GAMCO intends to continue to be the beneficial owner of such voting securities through the date on which Lennar's 2018 annual meeting is held. A representative of GAMCO intends to appear in person or by proxy at the meeting to bring up the matter specified in this notice.

_____
David Goldman

Sworn to before me this
3rd day of November 2017

_____
Notary Public

MARK J. GAMBETTA
NOTARY PUBLIC-STATE OF NEW YORK
No. 02GA6171160
Qualified in Westchester County
My Commission Expires July 23, 2019

Exhibit A

Amendment numbers 5, 6, 7, 8 and 9 to Schedule 13D, dated June 24, 2015, March 28, 2017, August 2, 2017, August 7, 2017 and November 3, 2017 respectively (complete filings available on EDGAR).